FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

ENERSIS
EXCHANGE OFFER PERIOD

  Enersis successfully completed the exchange offer of its unregistered 7.375% notes due 2014 for its new 7.375% notes due 2014, which are registered under the Securities Act of 1933, as amended.

SANTIAGO, CHILE, September 13, 2004 - ENERSIS S.A. (NYSE: ENI) has exchanged US$348,249,000 principal amount, or 99.5%, of its unregistered 7.375% notes due 2014 (the “Old Notes”) for new 7.375% notes due 2014, which are registered under the Securities Act of 1933, as amended (the “New Notes”). The exchange offer period began on August 6, 2004 and ended on September 3, 2004.

The New Notes were issued on September 10, 2004, with the tendering holders of the Company’s Old Notes receiving a like principal amount of its New Notes. US$1,751,000 principal amount of the Old Notes remain outstanding.

The Company did not receive any proceeds from the issuance of the New Notes in the exchange offer.

CONTACT INFORMATION

For further information, please contact Enersis:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554

Pablo Lanyi-Grunfeldt Investor Relations Engineer pll@e.enersis.cl 56 (2) 353 4552	Francisco Luco Investor Relations Engineer fjlv@e.enersis.cl 56 (2) 353 4555	Cristián Palacios Investor Relations Engineer cpg1@e.enersis.cl 56 (2) 353 4492	Carmen Poblete Investor Relations Engineer cpt@e.enersis.cl 56 (2) 353 4447

Mariluz Muñoz Investor Relations Assistant mlmr@e.enersis.cl 56 (2) 353 4682

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: September 14, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer